 Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 16, 2021

Interview with Sean Harper

S2E03 Sean Harper

November 16, 2021

SPEAKERS

BF (Bryan Falchuk), SH (Sean Harper)

SH 00:00

It is not the role of these 100 year old, stable, legacy huge companies innovate. Their role is to keep doing what they’re doing and provide stability to the economy. And then you have new companies. And I think you run into problems in an industry where you don’t have a lot of new entrants, right. And that has been the case historically, in insurance. They’ve been very protected. They’ve been very complacent, unlike other industries, where they’re lower barriers to entry. It’s brutal competition. And that’s how competition and capitalism are supposed to work. It’s healthy for everybody. It makes the companies get better, and that accrues the benefit of consumer and that’s like kind of what makes our whole world work. I’m Sean Harper. I’m the founder of Kin and this is the Future of Insurance.

BF 00:39

This episode is brought to you by Medallia, the market leader in customer and employee experience. Their award winning SaaS platform, Medallia Experience Cloud, makes all your other applications customer and employee aware. Medallia uses proprietary AI and machine learning to reveal predictive insights that drive powerful business actions and outcomes. Leading insurers like The Hartford and Farmers use Medallia to reduce churn, turn detractors into promoters create in the moment cross sell and upsell opportunities and drive revenue impacting business decisions. Learn more medallia.com. Sean, good to see you. Again. Thank you for joining me for the show this time, not just the book.

SH 01:13

Thank you. Thanks for having me.

BF 01:15

And I’m guessing you’re still recovering from ITC. But maybe, maybe you’re still on a high from it. Either way. It’s been you’ve been on quite a whirlwind the past few or a couple of months now.

SH 01:25

We’ve been hustling. Yeah, yeah. So I flew back on the red eye. Wednesday night and Vegas to Chicago was like a three hour red eye. You don’t get a lot of sleep

BF 01:36

No. It’s like not a real red eye. It’s just really,

SH 01:40

It’s not enough. It’s not enough that I had like a full day of investor meetings yesterday experience. You’re doing this whole SPAC thing. So it’s, it’s like a roadshow, it is a roadshow. So yeah, that’s that’s what I was doing yesterday.

BF 01:51

Well, so we are going to talk about the SPAC. I do want to get into that. For those listening. We recorded this right after ITC. Obviously, it’s coming out a little bit later. But inquiring minds want to know, did you get to see Ludacris? Or did you have to leave before that to catch your flight.

SH 02:06

I was there for I was there at the time of ludicrous. But I just ended up hanging out with some people in a in some other bar, and I never made it down to the beach.

BF 02:14

Equally valuable. Alright, enough about that, let’s so for people who don’t know about Kin, give us kind of the high level and your story, we go into much more depth with kind of the creation and the journey. Because you are one of the companies that are featured in my second book. But yeah, give us give us kind of a high level and there’s a lot we can talk about.

SH 02:36

Yeah, totally. So Kin, we do homeowner’s insurance. And we do it a bit differently than, homeowner’s insurance, a huge industry, it’s $110 billion market in the US alone. And it’s it’s a very important product. Obviously, if you have a mortgage, you actually have to have homeowners insurance, obviously, most most people.

BF 02:58

Yeah, yeah. Also,

SH 02:59

like it’s, it’s ever it’s most people’s biggest asset, right? It’s like you’ve got to have insurance for it. And so it’s a big industry. And we do it a bit differently. So the first thing that we do differently is we’re a direct to consumer business. And that’s important because most, almost 100% of homeowners insurance currently is done through these retail agents. And the direct to consumer model offers us a lot of benefits that we can get into. But that’s step one, we’re direct to consumer. The second is we’re really high tech. The insurance industry has been really slow to adapt to a variety of changes in the world. But one of the changes they’ve been really slow to adapt to is changes in technology. And so you’ll, you’ll see this actually, if you go and hang out at a big insurance company, they’re all these like brilliant people there. If you talk to them, they’re all frustrated with one thing. And that’s the technology of their company just doesn’t do what they need it to do so. So we’re built from scratch on today’s technology, it gives us a lot of advantages. And then the third thing that we do is we actually have an really interesting financial structure, which is that we’re not an insurance company, we actually managed for a fee and insurance company that’s owned by our policyholders, which is really good for us for some reasons. But it’s also more importantly, really great for the consumer. Because now there’s a true alignment of incentives. And we’re not in the situation that a normal insurance company would be in where I’m like, should I pay this claim? Or should I keep the money? Like, we don’t have that decision? It’s like you either pay the claim or the money stays in this pool that belongs to the customers. And so it’s I think it’s a really nice way of aligning interests.

BF 04:38

And that’s a reciprocal exchange. That’s the structure that

SH 04:41

That’s a reciprocal exchange. Yeah, absolutely. Yeah.

BF 04:44

How does a non-insurance, so we’re going to get into your background, but how does a non-insurance person even have a clue what a reciprocal exchange is. And we actually didn’t talk about that. We mentioned that that’s what you set up but why like how did you even stumble upon that were you seeking that sort of structure like to have that alignment?

SH 05:01

We thought it would be cool. So here’s here’s the, here’s one of the coolest things about not knowing anything, is you just go out and you ask everybody. Yeah. And you have all the questions, right? And so, you know, reciprocal exchanges are a model that’s existed for hundreds of years. And some of the oldest companies are like Farmers is a reciprocal exchange. USAA is a reciprocal exchange

BF 05:22

Erie is a reciprocal. Yep. And there are newer ones also obviously, totally

SH 05:27

There’s a few of us that are newer, but it’s it’s one that is sort of smaller, it’s off the beaten path. It’s a minority of the industry. And so when we were starting this, we wanted something that created that alignment. We had been operating as at MGA. Which is an easier way to get started, when you’re in this business, because starting insurance company takes like just a lot of capital and time, it was very brutal. And we wanted something where we got more control than being an MGA. And they created this alignment of incentives. So I just started telling people like, “Hey, isn’t there something that I could do that would create this?” And I asked enough people, and finally one of my, actually one of my very early angel investors, I have the text saved, they saved a screenshot of it. Whereas this was like four years ago, he texted me on a Saturday. He’s like, “Have you ever heard about a reciprocal exchange before?” And that was it. So I just asked people the question, they gave me the answer.

BF 06:23

I love that. Like, that’s such a sign of kind of fresh, fresh start that you’re talking about is like, we made a key strategic capital, structuring decision through text. That’s awesome. And so you, you aren’t, you’re not an insurance guy. You’re not new to startups, you’re not new to the finance space, or the startup in FinTech finance kind of world. But you did go about sort of understanding, size things up, was there a great opportunity, but you did see that this issue. I love, you know, we go into your story, your time, serving Brinks, and learning about like all that homeowners security system discount, and learning about the complications and actually applying it and what it does and doesn’t apply to and then what are you left with from a discount standpoint, also watching what’s changing, and climate and the cost of homeowners, I mean, kind of all that stuff. And give us a little sense of how that all came together. Like, this is a problem. We got to solve this.

SH 07:24

Yeah, so so Lucas, who’s my co-founder, and I both had the amazing experience early in our careers of being management consultants. And it’s just a great job when you’re young, because you get to see a ton of different things. It’s why I had some really good context for insurance from working at some of these big insurance companies as a consultant. But I didn’t touch it for 15 years, because I, you know, worked as a VC, I started an e-commerce company, when I started a payments company. And then coming out of the sale of my payments business, I was just looking around for something because I really had a lot of fun doing that business. I loved the financial aspect of it, and I loved you know, being able to really disrupt something that had been the same for so long. And I was like, what other things look kind of like payments? Yeah, and I, you know, there are a lot of things, but there are a lot of those are in insurance. And you know, what we realized after, because we had some time, right? Like we told our companies we had some time to look around. And what we realized was a lot of the same traits that you know, caused payments, caused stock trading, caused a lot of lending, credit cards to really you know, shift the way they did things. It really hadn’t happened yet in insurance. Yeah. And so that got us fired up. And then you know, we were working on this interim gig at home security monitoring company called Brinks. And that got us the key about the applications of the internet of things with respect to insurance which actually hasn’t panned out as much as we thought it would

BF 09:02

still hasn’t Yeah,

SH 09:03

yeah yeah, I think the gear isn’t good enough as of yet is my is my take on it, but it will be

BF 09:10

Same thing in auto like that, you know, Progressive was there with the little plugin dongles for I mean, going back like 20 something years even and it’s really starting to take hold now but it’s still early days and what you can do with them still early so that for me is a “yet” and I hope it improves but certainly wasn’t there when you were looking at it?

SH 09:32

Yeah, for sure. And I would say still not there. Like the sensors are too expensive and they’re not good enough at reducing claims that it makes financial sense for the insurance company to fund the sensors. But you know, electronics are getting better like every minute so I don’t see it being that long before the sensors are good enough. Yeah.

BF 09:51

So the thing that stood out to me in that whole story is you were telling it when I was talking to you for the book is when like and this to me was what guided you and like we need to, we need to get closer to the product is like you get this discount if you have a home security system. Proving that you have it and is it actually? Are you paying for the monitoring? Or did you just get it up front and then the insurer kind of dropped the ball and making sure you were getting the value of it. You know, that’s one whole work stream. And there’s costs to that. But then there’s also like, on net, you’re not saving all that much. And when you go to some of these markets where like wind activity down south coastal properties, you’ll save something, but it’s irrelevant when you talk about the real the drivers of costs in your home policies. You’re like, “Wait, I had the security system? Why is my premiums still so high?” It’s because that doesn’t have much to do with what’s actually driving your cost. I was such an interesting thing is how that was all coming together and in the birth of the idea.

SH 10:50

Yeah, totally. And the other thing is, that’s not the only it just seemed weird to us that the insurance process was so dependent on asking the customer for information. Because that’s not how other financial products work. It’s not like you sign up for a credit card, and they’re like, let me think about the rate. Let me ask you a question. Do you usually pay your bills on time? Yeah, that’d be insane. Right? Because everyone would just say yes, I’m very responsible. Yeah.

BF 11:16

How risky are you really? let us know?

SH 11:19

Yet here we are in insurance and they’re like, “Is your roof in good shape?” Like, yeah, my roof is awesome, right? No one knows. Right?

BF 11:27

I’ve never seen it. But sure.

SH 11:28

Yeah, exactly. Exactly. Yeah. So we just thought like, is there a way that we can alleviate because the customers don’t like asking these questions, they’re not sure, it’s a lot of pain. The brokers actually end up sort of brute forcing it right. Like if you go into an insurance agents office, you’ll often see it for personal lines, you’ll often see they have Zillow up and one screen, carrier system up and then other and they’re just like copying values from Zillow, which, by the way, the values in Zillow are not always right, right? They’re often not right right. They’re just making guesses and stuff and so the carrier thinks – I think “thinks” I think in reality they know it’s not that they’re valid – but they think they’re getting this accurate, verified information about the policyholder and the policyholder’s home from the agent The reality is the agent is just like googling it,

BF 12:19

Right. Well or they’re thinking at a portfolio level all those guesses kind of net out and so it goes back to like law of large numbers is what saves us versus a more modern kind of data centric approaches like and you can be more exact on each risk so you don’t have to just average out between these two extremes you’re way overpriced here super profitable and way under priced and this is much worse than you realized. But on average you’re at zero so you’re fine.

SH 12:47

Yeah, that’s right. I mean that’s one of the nice things about insurance is that you know you do have the ability to adjust prices right so if somebody has a bad year or the insurance industry has a bad year you’ll see that reflected in the price level next year. It’s not always as fast as the insurance industry would like but it does happen over time otherwise you’re just not left with a solvent insurance industry. But the more accurately we can price these things and the more valid the data and the more data we have the more efficient the industry gets more precise the pricing gets its benefits everybody actually

BF 13:24

Yeah. Sean I don’t know if I ended up letting you know how this played out. I think I might have sent in an email but when when I was reading the case you guys actually my mother and her husband were buying a house in Florida and the quote they got from their carrier up North was a lot. I won’t go into the values of it but 10s of 1000s and they were blown away, I mean they had no clue that that’s what homeowners can cost. And obviously like there’s coastal exposure it’s it’s a you know, it’s a nice house, it’s not like a mansion or anything but it’s a nice enough house as like, well check out these guys just talking to the founder the other day. And you guys we’re about a third of the rate from you know, from the carrier that they’ve been with for like 20 something years longer. And, and my gut is not that you’re just willing to take that much of a bath on every policy. To me, it was like, that’s a sign of the power of when you use real analytics, and I mean, because you guys have like satellite data, you’ve got a number of these other data points. And the process was really easy. was the other thing she mentioned.

SH 14:33

Did she become a customer.

BF 14:35

She is a Kin customer? Yeah, that’s a really yeah. And that’s the part I didn’t know if I’d let you know or not. And so I put a disclaimer in the book there was like, you know, some people, myself or other people in my family may or may not be a customer of some of these companies at different times. And they were, they were blown away by it. And the fact that they were still happy about what I think is a humongously expensive policy. Just to show like, you know the difference in the pricing down in Florida, but it’s, it was the delta, that’s what made them so happy about it. But but that just goes to show the power of like, well, what if you did use these other tools and other approaches?

SH 15:13

Yeah, absolutely. So there’s two things going on there. The first is that because our cost structure is efficient, and we don’t have like a retail agent, we have to pay, right, so our overall pricing is less. And then because our data is so precise, we’re able to more exactly, so now, your mom might have tried it and gotten a really, really high price from us. Because that does happen too. Right? So

BF 15:32

It doesn’t mean you’re automatically cheaper.

SH 15:35

Exactly like but in her instance, you know, we were looking at the individual traits of her home and saying, Hey, this is the accurate price for it.

BF 15:42

Yeah, it’s accurate. It’s not about cheaper, more expensive, which was, you know, go back to, like, early 2000s, when Progressive was putting prices on their website. And everyone was like, you know, I was at a competitor, and we’re like, Oh, this is so stupid, or, or they’re always going to be cheaper. And then we checked, it’s like, No, wait, they’re not cheaper on these. And we realize No, they just care about the accuracy. And they don’t want the risk. If someone’s gonna take it for less, like, Fine, go there, because we know that’s an insufficient price. So it’s it’s accuracy. It’s not like we’re always cheaper. That’s not that’s not what data science is really about.

SH 16:16

Totally. Yeah, that’s cool.

BF 16:19

Can I ask you about this distribution thing, though, because I from so many startup carriers or or insurers say more broadly, because some are MGAs still. The notion going in, especially when the founders or outsiders is “Oh, my goodness, look at look at the commission on this, this is the stupidest thing we’ve ever seen. We got these direct to consumer solutions that we’re used to from consumer, you know, consumer goods or services, whatever, we’re just going to go direct, so much cheaper, and we’ll have better economics we’ll win.” And then they get in there realize like acquisitions expensive, even if you’re direct, and it’s really hard. And so a lot of your competitors, or predecessors in the Insurtech space ended up turning on agents. And they’re back to, you know, supporting that same kind of channel that they said, like, oh, the economics never worked out. How have you been able to navigate the acquisition side, given that it’s not free, just because you don’t have agents? So how does that how do you do that and maintain that cost structure you were trying to achieve?

SH 17:16

Yeah, so we look at auto insurance as a historical precedent. So if you look at GEICO, their money that they spend on marketing, as a percentage of premium is like, 5-6%. It’s in that ballpark? I don’t know, a lot of money, but not percentage wise, a lot of money. And also, by the way, GEICO is everywhere, right? They’re like flying an airplane over my house in the giant banner. Sure. So they can spend that much money and be everywhere. But then if you look at Allstate, their marketing costs is actually like almost 20%. And that’s because they also are doing a lot of advertising. And they’re paying the agent. Yeah. So we think that for homeowners insurance, it should be the same way. Yeah, we can actually save money by being direct. And it costs us, now it’s not to say that it’s easy, right. And I think one thing that people overlook is that the agent is doing real and valuable work. Yes. And some parts of that work, they’re very well equipped to do like giving advice to the customer. Even just like sales skills, like empathy, like human relationship, people, people like to talk to other people, it turns out. And some parts, they’re not that good. They’re not really like they, they’re running a very low scale business, right? They have to do advertising themselves, that they’re not necessarily sophisticated at doing. And so one thing that we have at Kin that’s pretty unique, because we actually have a big human call center, or contact center. It’s not all calls, a lot of emails and texts and stuff like that. And we found that by investing in that human experience, we can wrap a lot of tech around it, make it pretty efficient. But also still, like, you’ll see it in our reviews, like customers will be like, I like Kin because it was cheap. I liked it, because it was really easy to do. And I love Susan, because she was so awesome to talk to she was so helpful. She’s the most helpful insurance agent I’ve ever talked to, it’s like that’s really important. If you don’t solve that, I don’t think you can make direct to consumer work. Yeah, when people do it is it is complicated. And they do want help. And you don’t shop for this that often stuff. So we’ve invested really heavily in that. And then the other thing that I think is really important to get is you need to be able to tie your pricing and underwriting to the marketing. So if you looked at other industries, like look at credit cards, I think is a great example. A CapitalOne, it’s become super expert at making sure that if they’re sending you an offer, if they’re showing you an ad, that you’re a customer that they want, that they’re gonna have a good price for, they calculate the price accurately. And in insurance, that’s really never been the case. I think if you’re spraying and praying when it comes to marketing, you waste a lot of money marketing to customers that might not be a good fit for you. So that’s one thing that we’ve really invested a lot of data science in it’s like, if we’re showing you a Kin ad, odds are that we’re going to be a really good option for you. Now if you’re not a good option, really try to avoid showing you the ad because that’s the waste of money

BF 20:13

until guys like me come and break it by sending people in.

SH 20:16

Well, it’s great too

BF 20:18

I didn’t vet whether my mom and stepfather were a good risk or not, but hopefully it works out.

SH 20:22

Yeah, no, I mean, the, you know, that’ll happen sometimes, right? We’re like, we talked to a VC and they’re like, I went and try yours, and it was really expensive for you declined to offer me coverage is like, Well, yeah, that’s kind of how the whole thing works. Right? Your house is really risky. If you don’t, that’s the acurate price. If you better coverage somewhere else, go, like that’s fine. Right.

BF 20:46

No, I appreciate that. I mean, I think people, people who are skeptical and part of me is like, well, Evan Greenberg just sort of threw down the gauntlet at ITC. So they’re, you know, maybe maybe people who have been skeptical and were starting to, the skepticism was waning, he might have just amped it back up. But they’re hearing you talk about like, well, you just said you got a call center. So like, you’re just recreating all the costs the agent, but so does GEICO. And, and you’re doing all the work that an agent would have.

SH 21:16

If you do it right, it can be a lot cheaper. So like for us, it cost us about $500 to bring on a new customer. About $300 of that is marketing expense about $200 of that is the people or people operations expense. So that’s about 30% of our first year premium. Yeah, that number goes to zero in subsequent years. Yeah, that’s compared to an agent, you’re paying 15% every year, in perpetuity. So it’s, it’s actually, like, in our case, a lot cheaper. Now, if you can’t figure out how to make it cheaper, well, okay. Then he’s right. Right. Like in that case, it’s not working. It’s right. Um, but I, you know, I, I heard a little bit about his presentation. And I just don’t, we shouldn’t be dismissive of the great work that’s being done at insurance companies, these big ones, but also like, it would be very foolish to not recognize the problems that these old companies have. Yeah. And they do have real problems. They have a huge, huge amount of technical debt. And that makes it really, really hard for them when they’ve missed several generations of technology. And replatforming an old tech system is actually really, really hard and expensive and risky. And that’s the problem that new companies like us don’t have. Yeah. And I think it’s I think it’s really foolish and arrogant to ignore the the the issues that that do that are there are real issues that we need to solve collectively.

BF 22:52

Yeah, I think your point is, it’s a broad one for any industry. And whether you’re looking at Legacy or startup, that it’s easy to swear off a startup, say, Okay, well, fine, they may fail, you may be right on all those fronts. But that doesn’t mean there’s nothing to learn from them. It doesn’t mean there’s nothing they’re doing right. And by the same token, you can’t just laugh off. You know, I remember, ITC 2019 I’ve told the story a bunch of times, like a startup founder was was bemoaning State Farm, and he’s like, they’re gonna be gone. And these dinosaurs. And I’m just like, you know, maybe one day, but you’re not going to be the one who puts them out of business. And chances are they’re not. It doesn’t mean that they’re as innovative as you are. But like, you can’t just swear them off. Either. You have to be willing to learn from both sides. There’s something to take from everyone. And then so like, yeah,

SH 23:43

Totally 100%. And the other thing is like, let’s be cognizant of what types of companies play what role in the economy? Yeah, it is not the role of these 100 year old, stable legacy huge companies to innovate. Yeah, that’s not their role. Their role is to keep doing what they’re doing and provide stability to the economy. And then you have new companies, I think you run into problems in an industry where you don’t have a lot of new entrants, right. And that has been the case historically, in insurance. They’ve been very protected. They’ve been very complacent, unlike other industries, where there are lower barriers to entry. It’s a brutal competition. And that’s how competition and capitalism are supposed to work. Yeah, it’s healthy for everybody. It makes the companies get better. And that accrues the benefit of the consumer and that’s like kind of what makes our whole world work. So I understand that they’re threatened because they’re seeing new guys come in for the first time, but I also think they should recognize that this is really healthy for us. And we should all not blame them for not jumping on the bandwagon right away because like they’re right to be skeptical what they have is working. Chubb is making a ton of money. Allstate is making a ton of money. Let’s not begrudge them that. They’ve done well.

BF 24:55

Yeah. And there’s still room to change. I mean, it’s it’s funny like you look at some other industries like what was going on in the auto industry before Tesla came in, it’s not that there was no innovation or no change. But you’d be hard pressed to get away with an argument that things haven’t accelerated dramatically, that the pressure on the I mean, subscription services, electrification, so many different things have definitely changed in the auto industry, and I get, like, love them or hate them, you have to give Elon Musk and the team at Tesla some credit for at least, lighting a bit of a fire there. Like when JetBlue came into the airline industry, we got TVs and like every plane now or at least WiFi, and you know, there’s all these things that like, hate the startups, maybe they won’t make it. But you’re right, like, that’s where the innovation is gonna come from, and for good reason. And you can’t necessarily expect a stable, steady state business to do that. And maybe that’s too risky or disruptive to what their existence is hinging on before those things get proven out. But that’s why we need both sides. And you can’t just write them off. Plus, you’re family, Kin, right like? The name means something. Sean, I think it’d be foolish not to talk about the spec and am curious about why Gary Vee, which is very exciting? But you know, like, you know, this part of me is like, Okay, why SPAC versus IPO? And what are the reasons why you choose one or the other? There’s a lot going on in the SPAC world, not just an insurance and not all of its good. So, you know, was that part of the decision making of like, what do we gain? What do we lose? I’m curious about as much as you can talk about it, what kinds of things went into the decision? And why is that the move for you guys right now?

SH 26:44

I think for people who don’t understand the strategic reasons why the people or the people that you’re talking to, that you just described, they maybe they see Gary Vee, and they’re like, Oh, that’s just for the buzz but that makes a lot of sense why those are the people and maybe that’s Gary’s path to getting the Jets which I guess that’s his dream so he’s close, like Okay, well, they own the Dolphins, so maybe this is my chance Yeah, yeah. So so we were trying to build this big, iconic company, right? And we are we are, we’re on our path to building this big, iconic company. That is the kind of company that is public. Right. So it is an inevitability that Kin goes public. And the market seems to be rewarding, maybe a little bit less right now than it was six months ago or nine months ago. But the market is rewarding growth companies and innovative companies. And that’s really exciting. So we looked at that we said, well, you know, that might not always be the case. Right? The market ebbs and flows and right now the market is rewarding growth companies and we’re a growth company has really great metrics. You know, our our metrics with respect to unit economics are the best of the insurtech that companies that I’ve seen anyway. I said, “Okay cool.” Like this is a good time for us. Like let’s take that next step. Let’s be bold and do it. And we just fell really in love. So we’re, we’re in the process of merging with this spec, called Omnichannel. And it’s run by this really, really incredible entrepreneur Matt Higgins. He’s a little bit of a celebrity because he’s on Shark Tank sometimes. But we you know, they have some really interesting you know, he actually like teaches the course on direct to consumer marketing at HBS. Okay, and he was one of the first backers of Gary Vee and Gary Vee is very involved in the SPAC, too, Gary Vee’s VaynerMedia and you know, Gary’s like, also written the book or the books, I guess, on on consumer marketing and digital marketing. So that was a really big part of it is is so much of our business we were talking about this earlier is about customer acquisition, you know, they can really help us in that front. Then the other side of it, actually, is that Matt runs this huge direct to consumer venture portfolio called RSC ventures and his business partner that is Steven Ross, the giant real estate developer, the founder of Related, and so for us that’s great because it’s interesting channel. We also are really interested in in Florida it’s a big state for us. It’s a $14 billion TAM. And they also own the Miami Dolphins and this Formula One race and a bunch of really interesting sort of media and sports assets. Okay, that could really help us we’re just looking like we’re always doing this right like it with all of our investors. We want people that are not just money. Yeah, there’s a lot of money out there. And we have some really great ones right? Like on the insurance side we have Hudson Structured. They’re like the some of the smartest guys in Bermuda when it comes to reinsurance. You know, I’m, we talked about CapitalOne earlier, founder of CapitalOne is an investor, and his firm QED Ventures, so these guys are actually like really helping us build the business which we love. Yeah, That’s how Gary Matt Matt, actually, because that was the general manager of the business guy at the Jets. And that’s how he met Gary. All right, that’s cool.

BF 30:09

Gary’s a lot of fun. He’s super interesting guy. But yeah, I mean, I get it that when you talk, I keep going back to our conversation about acquisition, and getting the word out there that Gary’s really successful that I mean, the people you’re talking about, have helped prove that model, which is only helpful to what you’re trying to achieve if you’re able to stay direct. Which, if you could stay that path that defends the economics

SH 30:32

100% Yeah, that’s the thing, like the direct model is better for so many reasons. It is hard, because it’s new. Right? So if you’re innovating on all this other stuff, you know, it, I think, might be easy to say, Okay, cool. We’re gonna use the established channel, because it’s there. And it’s easy, and really easy roadmap for it. We think it, you know, we just didn’t we didn’t want to do that. We didn’t want to have one foot in the past. And yeah, we like to be like the direct model a lot.

BF 31:00

I want to ask you about one last thing, and that’s on the climate side. And this was, this is the first conversation you and I had was kind of the the story behind why you’re targeting the markets you’re targeting. And you know, the the idea of like, your insurance premium is actually a dinner table or, like dinner party conversation in Florida and the way that it never would be in many other states, although the line of where that’s happening is increasing. And I want to tie that to something I was talking to David Gritz at InsurTech NY the other day, and he was saying, you know, for a lot actually it was on this podcast, where he said this. A lot of the newer Insurtech founders been through startups before, like yourself and Lucas. I mean, kind of using the same language use with me is like, we’d hit some singles, doubles, that kind of thing. We’re looking for a home run. He’s like, they’re not looking at these niche markets where no, there’s not a lot of competition, you can have a successful business, but they’re going for the big stuff that has more competition, but massive markets, people get here like, oh, they’re in Florida. It’s not small, the TAM’s there, but it’s one state. So that isn’t how you’re thinking about this, partially because of climate change. Can you talk a little bit about the dynamics that make this actually quite a big thing that we’re all going to be facing?

SH 32:19

Yeah, absolutely. So generally speaking, it’s better to go after a niche than the whole market, right? Like, it’s really hard to be good at everything for everybody. Especially insurance, where each market is a little bit different. Like each state is kind of like a different country. When it comes to insurance, the risks in

BF 32:39

Florida especially, there’s all these Floridian carriers that don’t write elsewhere, well pretty much

SH 32:44

100%. Yeah, that’s right. Um, so first, first, Florida, because it’s a really good business opportunity, right? The carriers there are not as well known or sophisticated as some of the national carriers are. The premiums are large, which is really good for our unit economics. And, you know, customers care about it more, which is really important to me, as an entrepreneur, I want to make stuff that people care about. And we’re in three states right now we’re in Florida, Louisiana, California, those together are a $20 billion TAM. And we’ve really been able to focus our efforts on those states. So next for us, we’re gonna try to go next year from being a $20 billion TAM to a $50 billion TAM. So that’s gonna be in launching a few more states, they’re still going to be big states, they’re still going to be coastal states, they’re still going to be states like California, Louisiana, and Florida. That are some of the front line they’re in the front lines of climate change. Yeah. And so I, you said something earlier about insurance never being a dinner party conversation in other parts of the country. And I think fortunately for people in the rest of the country right now, that is true. But it will not be true forever. Yeah, that’s just the harsh reality of it is that the weather is getting more volatile as the planet warms? Yeah. And that’s not isolated to Florida. I think Florida was sort of like the canary in the coal mine, I guess. Yeah. And the skills necessary to manage this catastrophe risk and price and really understand which home is going to be more resilient to which type of risk is a useful skill everywhere. It’s become increasingly so as as this you know, hopefully, I mean, we have to slow down global warming, like there’s no question, but we also have to figure out how to adapt to it.

BF 34:29

Right. And, and if it’s slowing down until it slows down enough, we’re gonna have to adapt. So there’s there’s no way around either of those two big problems. Yep. You did hit. This actually made it really hard for me to finish off the book is every time I thought it was done, one of the companies in there had some big news you guys as news about hitting $100 million in premium faster than anyone else had done in the space before. And then thank God I put out the book when I did because then it was like a couple of weeks later. I see a picture of you and Gary Vee and talking about the SPAC. I was like, otherwise it just keep the thing open, because then I’d have to keep updating the cases, you guys have been on a run, you have had a lot of success. What are what are some of the challenges that you’re facing right now? Like, as you look at other states, or growth or sustainability of your business? Where are you know, cuz it’s been all positive? Like, what are some of the things that that do? Give you, you know, keep you up at night? A bit?

SH 35:24

Yeah, you know, the results have been positive, but there’s so many challenges and speed bumps and issues that you have to meet every week, we’re tackling something that’s, you know, really hard, the customer that didn’t have the amazing claims experience. Yeah. The marketing campaign that’s not working, you know, the bug in the software, because everybody has bugs in software. Yeah. So there’s just a lot of those, I think, for us, like we sort of proved the product market fit. Yeah. You know, we built the core have a really amazing team. And now it’s more like, it’s just a different challenge, right? Like, we used to be in this discovery mode. And now we’re in this like, scaling mode. And I always say, like, people are like, congratulations. I’m like, Yeah, thank you. Appreciate it. But the thing you don’t realize maybe about being an entrepreneur, is that every time you solve a problem, you just get like four more problems. Yeah. So yeah, we’re the problems we’re facing right now are those of scaling where the company is growing really, really fast? You know, post COVID, right? Like, we grew from 100 people and more than 350 people between the COVID shutdown and now, a lot of people in company haven’t met each other. Yeah, that’s fine. We’ve been able to retain our culture, but it’s, it’s hard, right? You have to, you have to put effort into it and figure out how do you get people to, like, be comfortable with each other if they’ve never met each other in person? Yeah. So there’s, there’s a lot of stuff, you know, we’re working on. you know, we have, we have reinsurance, it works really, really well. But this next year, we’re gonna try and up our game and also do a CAT bond, you know, different kind of reinsurance stance on capital. So there’s always something new out there, like a bunch of different things out there.

BF 37:07

I love when people are like, I just have to get through this. And then it’s all good. It’s like, no, that’s not how anything works.

SH 37:13

No, no, it’s true. I mean, it’s, it’s good. When you get through it, you should be like, yeah, congratulations, go and take a nap and get back to it.

BF 37:23

I do want to thank you for the honesty about the journey. So like, you just touched on a number of things here. For people who expect like, you read a case study, it’s all going to be sanitized. It’s going to be like everything. It’s like going to a conference. And every presentation is like, look how perfect it all went. And the ROI is doubled. And we got more scope and less time. Like that’s, you’re really honest about like there are ups and downs. There were tough times in the history. You talk about everyone signing the Declaration of Kindependence, when you had that, that go live day for the carrier. And I appreciate what you brought to that, because it’s a very real story with real lessons from actual experience, not just like, Oh, yeah, we did this, and it was great. So here’s the lesson for you did the same thing. No, it’s like, there’s ups and downs. That’s the reality of things.

SH 38:11

Yeah, you know, one of the really cool things about building something new and being an entrepreneur is that it’s asymmetric in a good way. Like when you figure something out, it’s worth a lot more than the 10 things that you tried, and it didn’t work. And so you want to put it another way, you know, I always tell people like, Hey, stay alive. Like, every day you’re alive, is a day something amazing can happen. But you got to be alive to do it. And that’s like, the really big part of the trick of growing company like this is you know, you just have to try enough things that you find a certain number that work and you lean into those and rinse and repeat. But, you know, there’s a lot of failure along the way. And that’s real, it’s hard, you know, especially, you know, I’ve been doing this for a long time. So they get like a little bit numb to it. But there’s a lot of failure and hard work in doing one of these things, you know, and even on a day to day basis, even the really successful ones, right? Like they they have so many failures added up to that success.

BF 39:08

Yeah. I was gonna ask you if you have any parting wisdom, but like, he’s just getting a sound bite and a half. So I think that was it. But

SH 39:16

Here you go, that’s all I got

BF 39:18

No that was awesome. Um, Sean, this has been great, like really great insight. It’s a cool story to watch. And I’ve got a mole inside the company now with with my mother’s policy, so I get to watch things firsthand. But congratulations to you guys into the whole team. It’s really cool to see what can be created in the industry and what you can unlock. So you know, I wish you guys all the best and want to keep watching what you push the industry for.

SH 39:44

Thanks, man. It was really fun to talk. I appreciate you, you know, doing this with me.

BF 39:49

Good stuff. Alright, Sean, be well.

SH 39:51

Thank you, you, too.

BF 39:53

It’s great to reconnect with Sean and hear kind of where things have been at because even though it was a no no That many months ago that we did the interviews for the case study on Kin and the book. It’s Insurtech, so the world is vastly different from back then. And certainly things are very different for Kin, like the SPAC, you know, that wasn’t, obviously wasn’t something he could have talked about, since it wasn’t announced yet. But I don’t even know if it was in the works yet or not. Things keep moving. And that’s why it’s important to keep your eyes on the space, see what’s going on. I’m really excited to see what Kin does and how things play out for them. And you know, what can we all take from that, whether you love them or hate them, or think they’re gonna succeed or not, there is something to learn from everyone. Obviously, I now have a vested interest in Kin doing well I want my mom’s coverage to stay in place. And she’s been very happy with it. So we will keep watching the team and I wish them all the best all the luck in the world. And if you want to get even more detail on Kin’s journey, you should pick up The Future of Insurance From Disruption Evolution, Volume 2, where Kin is one of the case studies in the book. You can grab that at future-of-insurance.com and I thank you again to Sean and the team for giving up some time to record this episode. It’s great conversation, great insights, too, I could already feel myself being like Oh, I got to make a little clip of that because that was too good to keep buried in the episode so there’s there’s a lot of good stuff coming out of this. Thank you everyone, for listening in to another episode of the show. Make sure you’re sharing this with people you know and care about in the industry that can be thinking about where do we head from here, you can send them to future-of-insurance.com. You can click on Podcast and pick any episode there’s links to all the podcasting platforms and YouTube. Check it out. However they want to take this stuff in. So thanks again to Sean, to Kin, to all of you. Thank you to Medallia for sponsoring this episode. And Take care. See you next time.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

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